UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 3, 2021, EXFO Inc., a Canadian corporation, announced that Institutional Shareholder Services Inc. (ISS), a leading third party proxy advisory firm, which, among other services, provides voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders has recommended that EXFO shareholders vote in favor of the going private transaction proposed by 11172239 Canada Inc, (the “Purchaser”), a corporation controlled by Mr. Germain Lamonde. The proposed going private transaction, to be effected by way of a plan of arrangement between EXFO and the Purchaser is to be voted on at the special meeting of shareholders to be held on August 13, 2021 (the “Meeting”).
This report on Form 6-K sets forth the news release disclosed on August 3, 2021. This press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By: /s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: August 3, 2021

Press Release August 3, 2021

EXFO Inc. Receives Positive Recommendation from leading Third Party Proxy Advisory Firm, Institutional Shareholder Services Inc.

QUEBEC CITY, Canada, August 3, 2021 – EXFO Inc. (“EXFO” or the “Corporation”) (NASDAQ: EXFO; TSX: EXF), is pleased to announce that Institutional Shareholder Services Inc. (ISS), a leading third party proxy advisory firm, which, among other services, provides voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders has recommended that EXFO shareholders vote in favour of the going private transaction proposed by 11172239 Canada Inc, (the “Purchaser”), a corporation controlled by Mr. Germain Lamonde. The proposed going private transaction, to be effected by way of a plan of arrangement between EXFO and the Purchaser is to be voted on at the special meeting of shareholders to be held on August 13, 2021 (the “Meeting”).

To proactively deal with the unprecedented public health impact of COVID-19, the Meeting will be held in a virtual only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/436109447 at 10:00 a.m. (Québec City time) on August 13, 2021.

Additional details regarding the terms and conditions of the proposed transaction as well as the rationale for the recommendations made by the Special Committee and the Board of Directors is set out in the management proxy circular filed and mailed to shareholders, which, together with the Arrangement Agreement, is available under EXFO’s profile at www.sedar.com.

In connection with the transaction, the Corporation has prepared and mailed a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 has been filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATION, THE TRANSACTION, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about the Corporation, the transaction, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About EXFO

EXFO develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Shareholder Questions and Assistance

Shareholders who have questions regarding the Arrangement or require assistance with voting may contact D.F. King (Canada), EXFO’s proxy solicitation agent, by telephone at 1-866-822-1242 (toll-free in North America) or 416-682-3825 (collect outside North America), or by email at inquiries@dfking.com.

Forward-looking Information

This press release contains forward-looking statements within the meaning of Canadian securities laws. In addition, this press release also contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. More particularly and without restriction, this press release contains forward-looking statements and information regarding: statements and implications about the anticipated benefits of the proposed transaction for EXFO, its employees, business partners, shareholders and other stakeholders, including future financial and operating results, plans, objectives, expectations and intentions of the Purchaser or EXFO, and the anticipated timing of the Special Meeting and of the completion of the proposed transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits and timing of the completion of the proposed transaction, EXFO has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary shareholder and court approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the proposed transaction; and other expectations and assumptions concerning the proposed transaction. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder and court approvals, the necessity to extend the time limits for satisfying the other conditions to the completion of the proposed transaction or the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the agreement providing for the Arrangement (the “Arrangement Agreement”), a superior proposal for the Corporation. Although EXFO believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, that the proposed transaction will be completed or that it will be completed on the terms and conditions contemplated in this press release. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

Risks and uncertainties inherent in the nature of the proposed transaction include, without limitation, the failure of the parties to obtain the necessary shareholder (including the Minority Approval) and court approvals or to otherwise satisfy the conditions to the completion of the proposed transaction; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner; significant transaction costs or unknown liabilities; the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the Arrangement Agreement, a superior proposal for the Corporation; the failure to realize the expected benefits of the proposed transaction; and general economic conditions. Failure to obtain the necessary shareholder and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the proposed transaction or to complete the proposed transaction, may result in the proposed transaction not being completed on the proposed terms, or at all. In addition, if the proposed transaction is not completed, and EXFO continues as an independent entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Corporation to the completion of the proposed transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, the failure of EXFO to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in it being required to pay a fee to Purchaser, the result of which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations. Consequently, the reader is cautioned not to place undue reliance on the forward-looking statements and information contained in this press release. Further information regarding these and other risks, uncertainties or factors is included in EXFO’s filings with the SEC as well as the Schedule 13E-3 transaction statement and Circular.

The forward-looking statements in this document reflect the Corporation’s expectations on the date hereof and are subject to change after that date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

EXFO-C

No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares of EXFO.

For more information

Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com